Exhibit (a)(4)

Avigen, Inc. Earnings Conference Call
February 11, 2009
1:00 p.m. EST

CORPORATE PARTICIPANTS

Kenneth Chahine, Ph.D., J.D.
Avigen, Inc. – President and Chief Executive Officer

Andrew A. Sauter
Avigen, Inc. – Chief Financial Officer

Cilla DeVries
Avigen, Inc. – Investor Relations

PRESENTATION

Operator

Good day, ladies and gentlemen. And welcome to the fourth-quarter 2008 Avigen earnings conference call. My name is Kamisha, and I will be your operator for today. (Operator Instructions). As a reminder, this conference is being recorded for replay purposes.

I would now like to turn the call over to Ms. Cilla DeVries of Avigen Investor Relations. Please proceed, ma’am.

Cilla DeVries

Good day everyone. I want to welcome you to Avigen’s year-end 2008 earnings conference call. I’m Cilla DeVries, and I’m joined today by my colleagues Ken Chahine, Avigen’s President and CEO; Mike Coffee, Chief Business Officer; and Andy Sauter, Chief Financial Officer.

As all of you know, before we begin I need to remind you that Avigen’s press release issued earlier and Management’s comments during the call today contain forward-looking statements that are based on Avigen’s current expectations and involve risks and uncertainties that could cause Avigen’s actual results to differ materially from those in these statements.

To better understand the uncertainty regarding these forward-looking statements, we encourage you to review our Form 10-K report under the caption “Risk Factors” in Item 1A of Part I of that report as well as other documents filed subsequently with the Securities and Exchange Commission.

I will turn the call over now to Ken Chahine. Ken?

Ken Chahine

Thank you Cilla. And thanks everyone for taking the time to join us this morning. We’re looking forward to updating you on our finances and then also to bring you up to speed on the progress that we’ve made since our last update.

We believe our presentation will address most of the shareholders’ questions, and as always we are available to answer any questions, whether or not those questions are already addressed in some of our public filings.

Before we move into the normal agenda, I want to highlight two points. The first is, what have we done as a Management team to maximize shareholder value, especially over the last few months? I would say that we started to maximize shareholder value even before our October announcement because we had run a fiscally sound business. And at the time the data was announced in a very upbeat market and economy, we still had $50 million in cash at the time of our AV650 announcement.

Unfortunately, the AV650 data was not favorable, but we did two things I think very quickly that further maximized shareholder value, and that was, first, to terminate the AV650 program almost immediately. And I think that’s a result of having run a good trial that gave us unequivocal results. And it shouldn’t be underestimated I think in this business in particular, there is a habit of throwing good money after bad money in trying to save programs because the initial clinical trials were not decisive. So I think that’s something that really the rest of the team gets a lot of credit for doing.

The second thing that we did very quickly is to restructure and to reduce costs. We restructured by reducing our facility costs. We actually reduced our headcount by approximately 70%. And really throughout all of this we also managed to sell an early-stage program to Baxter for $7 million.

So over the last couple of months, we have not only preserved capital but in fact have added about $0.23 per share to the stock price, and we are really not at a point where we’ve put any of the capital that we had at the time of the announcement at any risk.

So what are we doing now to further maximize shareholder value? Well, we think we can accomplish that by focusing on a few things. First, we’re going to continue to be fiscally conservative so we can put as much of your capital to work. The second thing is, we’re going to continue to enhance the value of the AV411 asset, which I’m going to share a little bit more with you in the presentation -- how we’re doing on that asset and why we think it has a lot of value. And then lastly, we’re going to continue to use our expertise to look for undervalued opportunities in the M&A space, also looking at potential sale opportunities that we believe could result in appreciable returns and, again, we believe certainly more than $1.00 per share.

So with that introduction, let me -- let’s expound on those last two points. First, I would like to turn the call over to Andy Sauter, our Chief Financial Officer, to discuss the finances. And then following his presentation, I’m going to delve a little bit more deeply into the process and the opportunities that we are exploring and where we are in that process. So with that -- Andy?

Andy Sauter

Thank you, Ken. So this morning we did report our full-year 2008 financial results. Obviously it was headed by top-line cash and investments of approximately $57 million. And as Ken just described, we had a number of significant events in the fourth quarter, all reflected on our efforts to preserve cash and taking swift and decisive actions and cut costs.

The way that translated into our financial statements is obviously, we -- based on the data from the AV650 Phase II trial, we did terminate that program immediately. We -- the trials were ceased in the fourth quarter. We also terminated our agreement with Sanochemia. This helped us avoid potential for another $2.5 million milestone payment tied to production of the compound.

The restructuring was quick and impacted 70% of our staff as well as consolidating and closing some facilities. In connection with that restructuring, we did report exit costs of approximately $1.8 million, and we did incur an impairment charge on the remaining value of our property, plant, and equipment of about $400,000. So all in all that left us with a very clean balance sheet at the end of the year.

Subsequent to the restructuring, as Ken mentioned, we did sell AV513, which brought in an additional $7 million of cash reported as revenues. And the bottom line is that we ended the year with a net loss of $25 million, or about $0.84 a share.

Now, these decisive actions did a lot to protect shareholder value. They limited the expenses and the exposure to an erosion of capital as we go forward. For those of you who’ve followed Avigen, you are aware that we have a history of fiscal responsibility. We’ve always operated on a modest staff -- less than 40 over the last three years. And despite positive expectations for the AV650 trial, we were very good about limiting parallel spending. We had slowed AV411 development. We had rejected a number of proposals to extend our leases even though they would’ve been on more favorable terms in a weak real estate market. And we basically focused on waiting for the data.

So what that allowed us to do was to act quickly to reduce our future expenses. We now have a balance sheet with less than two years remaining on our lease. That’s an obligation of about $5 million. But what we’ve done is we have aggressively worked to sublease about 45% of our facilities, reducing that exposure to around $3 million.

We do still have the bank debt of $7 million that matures later this year in 2009, but through some favorable treasury management results, resulted in arbitrage. So we actually have a yield to maturity on our portfolio of 3.5% with no exposure to auction rate or other securities that have been giving others problems. And the expense on the debt is 2.5%, given our good credit standing and strong banking relationships. So we are likely to repay that debt earlier this year when it ceases to become profitable.

Now, as we look ahead over the next 12 months, we are projecting to spend a little bit less than $8 million, and $2 million of that is tied up in our net leases, and these are fixed costs regardless of the level of use of our facilities. As a public Company we have about a $1.5 million in corporate overhead. Most of those are costs associated with being public. These are going to be legal and audit services, listing fees and taxes, D&O and other liability insurances.

In 2009 we have approximately $1.5 million of remaining AV411 work in progress. Now this will mostly fall in the first half of the year, and we are confident that the data from those activities will further enhance the value of the program to a partner or buyer.

So that leaves us less than $3 million of variable expenses this year. That covers personnel, patent support, advisers to review our strategic alternatives, and other miscellaneous overhead net of interest income.

So as you can see, all of these operating expenses are directly tied to completing an AV411 transaction and an attractive M&A. But assuming that nothing happens, after repaying the debt we still expect to end 2009 with between $40 million and $42 million on an outstanding share basis of 30 million.

The biggest unknown, frankly, tends to be the amount of legal costs being incurred to fulfill a fiduciary duty of care to all shareholders in response to actions taken by our largest shareholder to request a special meeting and tender offer solicitation.

Now if we step back a second, our model provides shareholders with significant protection on their investment. As Ken has described, we have avoided long-term obligations, and we have reduced our costs to preserve cash. The Board and Management are convinced we have a plan to serve shareholders and have opportunities to enhance value with only modest incremental cost.

AV411 has significant value that can be best extracted by our remaining personnel that represent the significant know-how of the program. We’re currently monitoring the potential future milestones under the Genzyme agreement, and we are running a competitive strategic review process that is likely to get the most value for our existing assets including intangibles like our public listing.

So in our view, the key to protecting stockholders is the fiscal responsibility during this period of transition, transparency of our actions, running a competitive process, open communication that ensures all shareholders have the best information to make their own judgment regarding their investment, and the ability of stockholders to vote on proposed transactions.

So with that in mind, I will hand it back to Ken.

Ken Chahine

Thank you, Andy. I appreciate it. And of course Andy will be here to answer any questions that investors might have regarding the finances.

But I think Andy put it very well. We have, again, taken very good care of the cash and the capital and the assets that we have, and so I think -- let’s focus on that point that he touched on briefly.

What are the Avigen assets? We tend to focus on the cash -- and perhaps rightly so. However, I would argue that we should not underestimate the value of AV411. Remember, AV411 is not just one product. We talk about it as one product, but it really is a program. We have over 200 analogs that we’ve made in a very innovative area that we’re seeing a lot of interest. And there’s also a lot of know-how that’s associated with AV411. We’re talking to several parties with respect to AV411 and the know-how clearly is an area that is highly desirable.

Again, Andy just briefly touched on the Genzyme milestone. In 2005 when this team took over, it consummated a transaction with Genzyme where we had an ongoing Parkinson’s disease trial that was going very slowly. We felt it would best serve shareholders by having that program run by a larger company, so we basically sold all those assets to Genzyme, and we also sold them 68 patents that we had in the space. And so there are some milestones and royalty obligations that extend into the future that belong to the Avigen shareholders. There’s one milestone in particular that we believe is significant and could come due in the first half of 2010.

Then finally, again to reiterate what Andy just mentioned, the NASDAQ listing is something we shouldn’t ignore, because we are in an economic period where a lot of the buyouts of particularly private companies by big pharma are significantly down, and I think we would all agree that the IPO market for earlier-stage -- or even early-profitable companies is going to be challenging. So I think that public listing does have value, and it’s something that we’re going to try to extract value out of.

So what are we doing with those assets? Well, what we have is, we have an orderly and competitive process to capture the full value of these assets to the extent possible. And I would say that it’s competitive in two ways. It’s competitive -- as I’m going to describe further -- given the fact that we have multiple companies that are bidding on those assets.

But the other thing is, we believe we have a cost-effective way of using two banks in a way that promotes competition and is going to maximize shareholder value. And to the extent that people want more detail and I can actually share some of those details, I’m happy to do that, because we’re very pleased with the fact that we have the two banks working in this way. And again, we believe that it’s absolutely serving the shareholders’ best interest at this point.

So we’re pleased with the process that’s ongoing, and we have some criteria that we’ve set out. Now, these are not set in stone. But I think it gives you an idea of -- if we were to find an attractive transaction, what would that potentially look like?

Well, I think what’s very clear in this particular market and given some of the other transactions that have occurred recently, we’re really not looking at anything that’s early-stage. We understand and believe firmly that the financial markets or capital markets are going to be, if not closed, certainly going to be challenging for some time to come. So we’re trying to avoid a situation where we’re looking at an early-stage product that’s going to get to a certain milestone and then there’s going to be a need for a further capital infusion.

We want something that’s short time to market, potentially become a sustainable operation without further financing, and something that can really be valued by you the shareholder and say, yes, I can see how this M&A transaction could lead to significant shareholder value in the short term.

We continue to look for highly differentiated products. That was our mission before. It’s our mission now. We believe that there is a -- frankly, a lack of innovation out there in biotech, and we’re looking for those few key products out there that really make a difference to the patients, to the payers, and could return very significant returns.

Regulatory risk is always something that we have to face in this business. I don’t think that we can say that we would get a product that has no regulatory risk, but I think you can basically say that if something is very far down the line that you could reduce that risk pretty significantly, right? So the risk/benefit ratio is really attractive.

We’ve talked about the public listing. We’ve talked about placing value on AV411. We would like someone who is interested in these assets to put value on those. And again, strong intellectual property, and to the extent that this team is not the team that’s going to be managing the Company -- and that’s certainly something that we’re looking at -- we want to make sure that that team is well qualified to serve the shareholders going forward.

I’m going to talk about this is a little bit further, but -- in a few minutes. But also the question of providing liquidity to our largest shareholder is something that’s a criteria. At this point our focus -- as it has to be -- is on all shareholders and making sure we serve their interests.

And I would also say that these criteria are not -- it’s not that a transaction has to meet all of these. Certainly if a larger pharmaceutical company came in and wanted to buy up the Company for a significant premium, we would not say that we’re not interested in that transaction because it doesn’t put value for example on our public listing. So these are -- we’re not rigid. We are open. We’re flexible. But I think it gives you an idea of what it is that we’re looking at and what we might find attractive going forward.

Using those criteria, we’ve identified -- there are some companies that we’ve gone under a confidentiality with. We are pleased that Avigen and MediciNova just yesterday came to an agreement to initiate some diligence.

I would say MediciNova places a higher value than the other companies on not signing a so-called standstill agreement. All of the other companies have signed the exact confidentiality agreement that we proposed to MediciNova. But that’s their prerogative. We are respecting that prerogative, and we’ve agreed to start in a stepwise fashion where we will initially not have a CDA in place but work to try to understand our businesses as best we can without a CDA, and then as the conversations escalate and we start getting deeper and deeper into some of the numbers and some of the programs, that we will step up the CDA -- or the confidentiality.

We currently have four quality offers including MediciNova, and we anticipate to have several more. And I want to say quality, and I want to just emphasize that quickly. This is not the case where we are soliciting offers -- good or bad -- so that we can now say in a conference call to shareholders that we have four offers. These are offers that have been vetted.

We’ve talked to parties. There are many parties that have early-stage programs that we believe certainly just do not meet the criteria that we set out. So when we say four offers, I would really consider them quality offers that have already been vetted and been through this criteria. And we are at various stages of diligence in assessing those.

Now, let me take one step further with respect to this process. We’re running a confidential or blinded process, and there is a good reason for that. We want to make sure that any company offers the true value that the Avigen assets are worth to them and not to simply incrementally bid higher than the last offer.

So if, for example, there were strong synergies between two companies that make our assets disproportionately more valuable to them, we want them to bid the highest price and what it’s actually worth to them so that the shareholders can capture that value. We don’t want to be in a situation where we’re settling for a lower valuation simply because that’s a valuation that barely beat the previous offer.

And I would say that the process is going very well and in the right direction for shareholders. We’re getting people to bid what they believe the assets are worth and so at this point really see no reason to rush this process or to engage in what I might call a fire sale that would result in returns that are actually lower than we could otherwise capture by allowing this process to run its course.

And let me touch now on something that Andy also mentioned, and I want to reiterate it because I think it’s important. Through all of this we understand the apparent desire of our largest shareholder for so-called downside protection. And we would argue that, given our very low burn that Andy just described and the fact that we of course are going to bring any potential transaction for a shareholder vote, that the downside protection is already in place.

So we believe that the real issue and motive therefore is that our largest shareholder is in a unique position relative to many of the other shareholders. If for example the stock appreciated considerably in the coming weeks, most shareholders could easily trade their position in the open market and be happy with the returns that they got. I would argue that our largest shareholder, while making a brilliant investment move in October when the stock was down around $0.50 -- understanding, correctly so, that the Company was worth far more than that -- that position is so large at this point that it can’t easily be traded out of.

And so it’s not really a downside protection, I would argue, but really more of an exit or liquidity need that’s unique to our largest shareholder.

So having said that, we are mindful of this and will work to the extent possible to meet those unique needs of our largest shareholder, recognizing all along that our duty extends to all shareholders.

So let me turn very briefly to AV411, and then we’ll have some closing remarks. I want to just reemphasize that stockholders should not underestimate the potential value of AV411. It’s innovative. It’s a highly sought after asset. The program is fully enabled, as Andy mentioned. There were some studies that have been initiated. We’re completing those. And we’re going to be at a point where we can hand over a package to a pharmaceutical company where they can invest a modest amount of money and take this to a larger Phase IIb trial and determine whether this is the potential blockbuster that we all think it can be.

Pain and addiction are huge unmet needs. There are large market opportunities. They are attracting the larger pharma interests. And we believe that given time to consummate a good transaction, we in fact can get that done.

There are some publications that will be coming out in the next couple of weeks, potentially. Look out for those publications. I think it will give you some idea of the value of the asset and why we continue to believe that not only is it very attractive but likely to bring significant value to shareholders.

So let me close with a couple of comments. First, we would say we are encouraging shareholders to be open-minded and flexible at this point. Again, we continue to reemphasize this -- our burn is very, very low. The cash to capital is safe, and the process is working well.

However, I want to also make very clear that we are not absolutely wedded to doing an M&A. As we said back in our shareholder letter in the December -- I will repeat it again -- that if at any point the Board determines that a favorable transaction is unlikely, we’re going to consider all other strategic options.

And what are those strategic options? Well at this point, I think there are several things that could happen, and I think the reason that we don’t want to lock ourselves today into any one is so that we can see this playing out in a number of ways that could really significantly increase value going forward.

So for example, we could decide that we want to do an AV411 transaction that could yield significant upside. We could decide that we’re talking to several large companies and that we’re going to see an outright sale and abandon an M&A opportunity. We could do a partial or complete distribution of the cash at that point.

So again, the appreciation here is that there are many ways to skin the cat, and the hurdle really is to give you more value than the liquidation value today. That is our fiduciary responsibility. We take it extremely seriously, and we assure you that that is the guidepost that we’re looking at. And we’re going to meet that hurdle or not. But that’s what we’re looking at. And if we can’t, then we will distribute the cash.

So we are working for you, and I think ultimately shareholders will have absolutely their opportunity to vote their preference, and I truly believe that the shareholders are going to be very, very happy with the outcome of this process.

We are in the process of facilitating the request for a special meeting. Shareholders will not be denied the right to vote on the fate of their Company. We’re simply asking that shareholders have all of the information necessary to make an informed decision with all the potential options on the table. And at this point we see no reason to circumvent that process and not have the shareholders have all the information at the time that they vote.

We anticipate that this process of looking for strategic alternatives and potentially an M&A transaction will take shape over the next month or two. The process is not a slow process. We’re moving quite rapidly. And I think in the next month or two we’re going to have a much better sense of, whether there is an attractive transaction out there at all, and if there is, then I think we will be at a point where we are down to maybe one or two candidates in determining if we can consummate a transaction on terms that are favorable to the shareholders at that time.

I think if we look at AV411 partnering, I would say -- just to keep expectations in line -- I think that’s going to take a little longer. Larger pharmaceutical companies naturally move a little more slowly. But I think that’s a process that we’re engaging in parallel, and so we will continue to do that.

My last comment is that we have very sincerely and diligently worked to engage and have open communication with our largest shareholder, Biotechnology Value Fund. We have given them access to our Board. We have given them access to our Management. We have given them access to our strategic advisers. We continue to listen to their ideas and the ideas of all shareholders that promote maximizing value for all the shareholders.

So with that remark, I would like to ask the operator to please open it up to any questions.

QUESTION AND ANSWER

Operator

(Operator Instructions). Michael Yee, RBC Capital Markets.

Michael Yee

Just from the research thinking, to get a better handle on things, can you kind of lay out what are the four deals or ideas that are being laid out there that you’re evaluating are? And just in-licensing type of deal? And then to best understand, is this separate from what you would do with AV411?

Ken Chahine

Okay. So there’s a couple of questions in there. So I think we have said pretty clearly, Michael, that in-licensing is not something that we are engaging in at this point. Could there be something out there? There could be. Are we actively pursuing it? No. Have we seen anything or are we evaluating anything? The answer is no -- on the in-licensing front.

With respect to the other deals, again, as I mentioned and part of what I was trying to get across is, we have this blinded process, and what we’re doing is making sure that people are putting the best value on the table and are being as creative as possible to meet the needs of all of our shareholders. So it’s hard for me to give you a lot more flavor on that, but I think the third part of your question -- if I got it right -- was, do they entail 411 or not? Is that -- did I get that right?

Michael Yee

Yes. And when you think about these four ideas, this is separate? Or this is four ideas -- proposals for AV411?

Ken Chahine

No. No, that’s a good question. So again, there’s a lot of different transactions that you can think of, right? So you can think of a transaction where the combined entity would have interest in 411 -- or the combining party would have interest in 411. You can envision a scenario where 411 really has no synergies with that other company. But we have a separate transaction that’s only interested in 411, right?

So could you see a scenario -- let me give you an example. Could you see a scenario where a big pharma comes in -- or a larger pharmaceutical company comes in -- and says, look; I’m only interested in 411.

And incidentally, there’s two parties that have expressed specific interest in 411. Both of them are actually very much interested in the few key members of the Management team -- head of research and head of clinical, for example -- to run the program.

That asset then would go to a larger pharma, and then the remaining Company assets then could go to an M&A.

So not to be overly complicated, but you can see how in that transaction you could really maximize value, right, if the AV411 is really what one party wants, and the listing and some of the other assets are what the other parties want.

Michael Yee

Right. So AV411 can go to someone else, and then the listing (multiple speakers)

Ken Chahine

Yes, exactly. Yes, it could. Yes. And that’s just a case where, again, the individual parties have placed higher value on the individual components, right? So the parts in that case are worth more than one big transaction. And so, again, I’m not trying to avoid the question. I’m just saying, do we have some like that? Yes. The answer is yes. Do we have others where 411 goes together? Yes, we do, as well.

Michael Yee

And then just to follow up on the finances, you said $40-ex million at -year end ‘09. Is that inclusive of the $10 million in liabilities and leases? I’m just trying to reconcile your expense structure this year and then obligations. And how does that reconcile to what the guidance is?

Andy Sauter

Yes, Michael -- this is Andy Sauter. So yes, that would be net of the current outstanding liabilities on our balance sheet. So the $10 million you are referring to represents the $7 million of debt which would be paid -- which is -- matures before the end of this year and is paid out in the scenario I described, and current liabilities for, again, closure of contracts related to ongoing clinical work, that would all be included as well. So to go from the $57 million that we are starting the year with to the $42 million at the end, it covers all those obligations.

Operator

Juan Sanchez, Ladenburg [and] Thalmann.

Juan Sanchez

I just want like to start with a general questions about the -- where coming from. The way we see this from the outside, we have -- there (inaudible) information that you guys have is that after 650 failed, your initial strategy was to continue investing in 411 and to maintain most of your people over two years. And then given external pressures from existing shareholders and also some other analysts, you reacted to the change your strategy, and it seems that most of your strategies over the last two months have been reactions that are reactive as opposed to being proactive.

So I just want to understand what the real spirit of Management is in terms of taking care of shareholders. Because we actually haven’t perceived anything proactive from Management. It’s been more reactive. And when we saw the new golden parachute, I thought (inaudible) be really shocking for many people. So we actually don’t know where Management stands, and now Management is asking for additional trust to generate additional value, and it feels that it’s just being reactive as opposed to proactive.

So I just want to understand what -- where you guys are coming from, what’s the real spirit, and what are you doing for shareholders to understand that?

Ken Chahine

Okay. So you had a lot in there. Let me try to address those as much as I can, and if I miss anything, please let me know.

So yes, it’s interesting. We had been thinking about partnering AV411 actually for some time. The question was, how far do we go with the current resources and when is the optimal time to partner [it]?

What really happened with 411 is that the program actually started to get more valuable but also started to get a little bit more complicated. And that is to say that with respect to neuropathic pain, with respect to addiction, that it got to a point where it was much, much harder for us with the current cash to actually really do the program justice, and so we decided to partner the program.

Was it reactive? I don’t think it was. I think it was a discussion -- I think if you knew internally what we were talking about, that it was not reactive. That was something that the Board had been talking about for some time.

With respect to the severance package that you referred to as a golden parachute. Let me just address that very quickly. That severance package had been in place since 2005. This is not something that this Management did in response to the failure of AV650. That severance package had been in place for long time.

Now was there an amendment to it? Yes, there was. What was the driver for that? I think you can ask any other company that there are some tax reasons that required us to change the severance package. At that time, as we explained I think clearly in our 14D9 just last week, we did look at the severance package that had been a couple of years old and asked, is it still competitive with companies of our size? And the answer was, well, it was close but it was maybe not exactly sort of middle of the road.

This is not a package that’s on the fringes of the bell curve. It’s actually pretty much in the middle. And so the only change that was made from a fiscal standpoint was that we added a few more months of severance, again, to make it competitive. That represents $200,000.

And again, to the extent that shareholders are concerned with that amount, I think that you should put that in perspective and ask, what are the legal fees that we’re incurring right now to discuss the severance package in a public forum? And I think you would argue that you’re basically eating up all of that already, because it was only $200,000 and change.

So again, has Management entrenched itself? I don’t believe so. That was not the intent, and I think we want to retain key people. Why? You would argue, okay, you don’t have a program. Who are you retaining and why?

I can tell, Juan, that there are two people right -- two groups right now that have pending offers, and they called me specifically and said, if the key Management does not come along with the transaction, we will not place the bid on 411. Okay? This is not something I made up. This is something that they absolutely requested, because they appreciate that the key people that we have really are valuable to this program, and if this program is going to be a viable program for that company to go forward, they’re going to need those key personnel.

Now, with respect to the Management plan -- or the severance, guess what? The shareholders of Avigen actually don’t pay that severance, right? Because that gets incurred by the other company. So the severance is just there to say, look, stay around to the extent that your expertise is needed to maximize value. And if it does maximize value, those severances all go away anyway.

So does that help a little bit to answer your question?

Juan Sanchez

I mean, partially. And the other question is, is this $42 million guidance for the end of 2009? Are you guys committing to returning the money back to investors if you don’t deliver on an attractive deal, or what? I mean, the default is the MediciNova offer. Are you taking that offer as a default offer? Or the default is like liquidating the Company or returning the money back to investors? And the $42 million guidance is -- that includes the golden parachute and all the additional banking fees of everything else?

Ken Chahine

So -- okay. I’m sorry. I’m trying to remember the initial question. I apologize.

Unidentified Company Representative

Are recommitted to paying down out forty (multiple speakers)

Ken Chahine

Oh, okay. So yes, our -- so was the question are we committed to liquidation at some point?

Juan Sanchez

Yes. You don’t come out with a real -- a proposal to the investors. And in the exercise you guys are going through, are you committing to returning the money back to investors? And is $42 million the money that is going to be available to investors by then, or is a different amount? You see?

Ken Chahine

Juan, our commitment is very, very simple. We’re going to maximize the value. If liquidation ends up being the best offer we have, then liquidation is the best offer we have. There’s no hidden agenda here. It’s simply a matter of maximizing the value.

Is MediciNova the best deal? I don’t really -- at this point I honestly don’t know. Could it be? It could be. Is it? I don’t know.

And I think if -- let me give you an example, Juan. If you were selling a house and you got an offer for your house and your realtor came by and said you have three more offers that are coming in today, and we have three more that we think are coming next week. I think it’s fair to say that you would probably not take that first offer unless you had at least an opportunity to look at the other three and wait for the other three to come in.

Now, even if you like that first offer, you might say, I think this one is going to be hard to beat. I think you would say that it would be negligent not to at least look at those other offers.

So I think what we’re asking here is not unreasonable. I think it’s absolutely logical, and I think it’s exactly what you and other shareholders on this call would expect -- would do. And so that’s all we’re saying.

And so if at the end of the day, is it going to be MediciNova, is it going to be a liquidation, is it going to be sale to a larger company? I don’t know. But I think the commitment absolutely is that whatever it is, it’s going to maximize the value to the shareholders. And if it turns out to be, in our opinion, an M&A transaction, we will propose that transaction and the shareholders will have the right to either vote for it or not vote for it, right?

So at the end of the day, the fate of this Company is not in our hands. The fate of this Company is squarely in the hands of the shareholders. And we’ve protected the burden so that there’s no risk that we’re squandering the money in the meantime.

And again, going back to your -- Andy can answer some of the specific questions on the finances, but again, the severance package may or may not be payable at all by the Avigen shareholders. If it turns out that a company comes in and buys us out and retains some of the employees, then the answer is, no, there would be none.

So I think, again, we’re not trying to avoid the question.

Juan Sanchez

So the $42 million doesn’t include the severance package?

Ken Chahine

I don’t know. I’m going to pass that on to Andy, and he can answer that specifically.

Andy Sauter

All right, Juan. So the $42 million does not remove any severance payments. At the end of the year we will still have a year of obligations with regard to our lease billing. Again, that’s only one more year. We avoided any extensions that could’ve put further future monies that risk.

Obviously, the process of liquidation involves a number of things. There would most likely be significant monies put in escrow to cover potential unidentified obligations for a period of time. A custodian would have to wrap up any remaining corporate rights and obligations, and that could take a couple of years.

So how exactly liquidation would spill out is something that is very hard to project, exactly what the net payment to shareholders would be and that those delays in distribution further reduce the value. And right now we believe that the value of our current assets and the potential to enter into a successful M&A has significant value over liquidation.

Juan Sanchez

Just one last question before I move on (inaudible). In a nutshell, what do you guys find fundamentally slow or wrong with the MediciNova offer? What’s -- what don’t you like about this offer that you’re not willing to entertain it in a more active way, so that --(multiple speakers) See what I mean?

Ken Chahine

Juan, can you -- yes. I’d like you to please clarify, though. What have we said that’s said it’s not attractive, and what have we done to not entertain it more aggressively? -- so I can answer your question more directly.

Juan Sanchez

The -- it’s more like the body language that you guys transmit seems to be that the MediciNova offer is the last option that you guys have and it’s not attractive for you at this point. So from the financial point of view, what’s not to like and what’s to like?

Ken Chahine

Well, I’m very curious at that statement because we have tried, as we stated clearly in our 14D9, to engage MediciNova. As of yesterday, I am very pleased that MediciNova and Avigen came to an agreement to initiate diligence. Up until now MediciNova has been unwilling to sign a confidentiality agreement that every other company has signed.

So we’re not -- and this is not a special one for them at all. So again, I take a little bit of issue with that because I think that we have not put them in any special box or disadvantaged them in any way. They’d like to preserve their right to continue to file press releases and other documents, and that’s fine. We respect that. It’s their right, and we respect their right to do that.

However, we do have a common asset in AV411, and I think it’s important that we protect that asset for Avigen shareholders in the event that if a transaction is not consummated with MediciNova and a larger pharmaceutical company would like to come in here and purchase that asset, that we haven’t devalued the asset by sharing a bunch of confidential information with MediciNova.

So we are now just starting to assess MediciNova, and we’re going to look at it very carefully. If it is the winning bid, I guarantee that it will be up to the shareholders to decide whether they like that transaction or not.

I absolutely have no judgment on that right now because we haven’t had a chance to do diligence. So I’m pleased that we’re going to get started, and we’ll see how it stacks up to the rest of the offers.

Operator

Joe [Spiegel], [Galet Capital].

Joe Spiegel

First, before treating you guys like punching bags, I do want to say you are actually doing a good job and better than most Management in these situations -- and I’ve seen a lot of deep value situations. But I do have some (technical difficulty)

Ken Chahine

Joe, I think we lost you. Operator?

Andy Sauter

We may have to -- he may or may not call back in.

Ken Chahine

Operator, you can take the next question.

Operator

[Edgar Bordovski], Burlingame Asset Management.

Edgar Bordovski

Can you guys put a bound on the time at which shareholders can decide on the state of the Company and whether all possible transactions that you consider attractive will be presented before Management decides to proceed with those transactions? I understand you can’t pinpoint when that will be, but can you put an upper bound on how long we have to wait before we have clarity on all the attractive transactions?

And then my second question is, what is the lower bound on the cash, net of liabilities including remaining liabilities like the leases that you will still have to pay and liabilities that you may not be sure you have to pay? What is the net number at the end of the year? Thank you.

Ken Chahine

Was that -- I think I got it right. It’s Edgar? So, Edgar, yes. So thanks for your question.

So yes, we are moving actually pretty rapidly. And I think -- I will be honest with you, I think a lot of the pressure is coming from more the capital markets than any other. There’s a lot of companies out there that are in need of cash. Some of them have very attractive assets. And I think that’s what’s really driving the process.

I firmly believe in the next month or two we’re going to have some really good clarity. This is not something that’s going to drag out at all. I just don’t think that, A, we have any desire to drag it out, and, I don’t see any need to drag it out.

So I think in the next month or two we’re going to have a lot of clarity. And again I want to reiterate, I don’t know that we will find something, but I think it’s our duty and I think it’s in all shareholders’ best interest for us to go out there and see if we can find something that’s better.

And at the end, you and other shareholders are going to vote as to whether you agree that that transaction is better.And we know that that’s a high hurdle, and we don’t intend to present anything to shareholders that we don’t think is going to meet that hurdle.

So if -- okay again, in a month or two I think we’re going to have some clarity, we will present it. We’ll present what we have to shareholders, and then we’ll go from there. So -- then Andy, if you can just address --?

Andy Sauter

Yes. I mean, I guess just to try to reiterate, your question about what’s the lower bound on our cash. At this point, if we go through the year with this limited burn and obligations and nothing else happens, at the end of the year we believe our cash will be between $40 million and $42 million.

At that point we will have one year left on our lease obligations. That’s probably a two-year obligation -- or a two-year cost that would have to be paid no matter what. And in the meantime we have significant opportunity to bring in additional cash that exceed our expenses, both through the transaction related to AV411, both through keeping up with potential Genzyme milestone payments, and then basically giving us a free look at these M&A opportunities that could create significant value for the shareholder base and give them a chance to choose something that they might not otherwise have access to.

So that’s how we look at the cash. It’s been preserved. We’ve set our year-end estimates. We’ll have very little obligations left after that. And there’s a lot more potential upside in the meantime than that lower bound is that you’re asking about.

Edgar Bordovski

So just to clarify, when you say very little liabilities, can you put an upper bound on those liabilities at the end of the year?

Ken Chahine

So, Edgar, I guess what we’re trying to say -- and I will say it since I’m not a CFO -- that -- maybe I will say it a different way that maybe you can relate to better.

What is the only expense that shareholders would have to incur let’s say in 2009 that you wouldn’t have to incur otherwise? The reality is that it’s about -- it’s under $3 million worth of salaries going forward. So even a very modest, I would argue, almost unattractive transaction in 411 will more than make up for that expense.

Other than that, I think the public listing is something that’s worth keeping up because we think we can get the value, and I can tell you now some of the offers that we have, there’s definitely value in that public listing. I think the public listing could more than make up for all of that.

So what’s really variable here -- it’s very little. It’s $2 million in the salaries. There’s some in the listing, which I would argue absolutely we should maintain. And that’s it, everything else has to be paid out whether we are here for the remainder of the year or not.

So does that help a little bit?

Edgar Bordovski

So just to conclude, number one, shareholders will be able to vote within say several months as to all the possible transactions that Avigen is considering, and Avigen will not pursue a transaction without that vote. And number two, the liability at the end of the year that remains, you’ll have $40 million in cash, but you will have some liabilities relating to leases and other things. That number is going to be $2 million, $3 million, $4 million. It’s not going to be more than that.

Ken Chahine

I think that’s right. It is very difficult to think that we can cut the expenses significantly, if at all, without starting to significantly impair the value of the assets that are here.

So I think, yes, you are absolutely right. The cash is safe. The one thing that is a little bit of a variable cost -- and we hate to bring it up, but it’s the reality -- is the legal costs. We’ve probably spent more on legal costs now than we have spent in any other year since I have been here. I’m an attorney. We handle our finances and our legal costs very modestly, like we do the rest of the company. That’s a variable cost that I can’t help you with because I don’t know what’s down the pipe.

But shareholders will absolutely have the opportunity to vote. There’s a special meeting that has been called. We absolutely plan to have that special meeting. By the bylaws, it’s 120 days from when it’s called. When are we going to have that meeting? We really have not set a date, but we just want to make sure that you had the opportunity to say, yes, I either like this transaction or don’t like this transaction -- at the time that you make the vote. And we’re happy with the decision. Whatever it is that the shareholders want, we will abide by.

Edgar Bordovski

Okay. Can I just get an answer on the net liability at the end of the year in terms of putting an upper bound on it? You mentioned it’s going to be very little, but can I -- is it possible to quantify that number?

Ken Chahine

I’ll try this -- Andy, please feel free to jump in -- because I think I have these memorized, right? It’s -- we have the leases. Those are in the 10-K. Andy went through them. It’s $2 million on the leases. They would be more except that we’ve been very aggressive at subleasing.

There is some accrued liabilities that came in the fourth quarter. You can’t just stop a trial and decide that you’re not going to pay anything further. There has been work that has been accrued up until the time that we terminated the trial. Those have now been paid, so there’s really no further obligations or very little on the AV650 and other trials.

I’m trying to think. There’s some wind-down costs that would normally have to happen. If we were to -- there’s a potential of a severance -- partial payment or full payment, depending on, again, what the transaction is or isn’t.

And am I missing anything?

Andy Sauter

No. Again, the only last thing here is that to wind up a company there is some sort of cost of custodialship and execution. So if we are not able to deal with the AV411 asset during 2009, there would be some cost to dealing with it after 2009. It’s hard for us to project what that would be, but as far as you can tell -- or as far as we can reassure you -- the only obligations we’re committed to that are on the books that you can see is going to be the one last year of leases, which is $2 million net. So we’ve certainly tried to point that out a couple of times.

Ken Chahine

Yes. And we’re certainly not trying to avoid the question. It’s just that it’s not as simple of an answer. A judge in a dissolution proceeding, for example, is not going to just take the AV411 asset and leave it completely untouched, right? There’s going to be a duty for that dissolution judge to actually try to monetize that asset, right? Well who’s going to do it? Well, it could be the Management. It could be somebody else.

But what we’re trying to point out here is that it will be someone and there will be some cost. Okay? So exactly what that, we can’t tell you for sure.

The other thing is, the judge -- dissolution judge -- isn’t necessarily going to say, okay, that’s it; we’re not going to keep any reserves for liabilities.

We’ve run some clinical trials, and so there may be some liabilities on the D&O side. It could be liabilities for clinical trials. There may be a reservation there that is held out. What that’s going to be? Again, we’re not trying to avoid it. There’s just no really good way for us to do it. That’s typical in a dissolution proceeding.

So I really hope I’m -- we’re answering your question as clearly as possible. And we’re not trying to complicate it any further.

Operator

Joe Spiegel, Chalet Capital.

Joe Spiegel

We’re going to try this again. Well listen, like I was saying, you guys actually -- you are doing what I would say is a good job -- and I’ve been through a lot of these as a deep-value guy.

But there are some issues that I think we need to address. The first is the two interlocks on your Board with MediciNova. They already know -- let’s be honest. They know everything they need to know, and you guys should know everything you need to know about them. So what are you doing to isolate those Board members during this process?

Ken Chahine

That’s a great question. Even if you have another one, I’m going to stop you there because I want to address that.

It turns out through a little bit of luck but also very good corporate management, we identified the conflict before there was a single -- any information, right? -- one single piece of data that would, if you will, contaminate the other shareholders. So we’ve had a special committee in place since the day we identified AV411 ourselves and started to engage in the neuropathic pain and addiction.

At the time, we had two Board members [involved with MediciNova] -- John Prendergast and Yuichi Iwaki. Yuichi Iwaki is the CEO of MediciNova. He has been completely blinded, and I can assure you there has been has no information whatsoever on that side. So that’s part of the answer.

So there really -- they really genuinely do not know what we have, and we genuinely do not know what they have. So this is not a facade that we’re putting up. We really -- we honestly really don’t know.

Joe Spiegel

Well then, given the fact that then they have been isolated, why even keep them on the Board? Why not actually have representatives of the shareholders take those spots? Why not ask them to step down?

Ken Chahine

Dr. Iwaki has stepped down, and the only remaining conflict is Dr. Prendergast. He has been a valuable member of the Board. We have, again, a special committee that comprises five other Directors, so it’s not like our Board is so small that we can’t operate sort of independently and with the best interests of the shareholders without him, and he has been asked to step out of any potential conflict.

So we are essentially down to the one, and that’s the way we’ve handled it. Obviously, our in-house and corporate counsel have signed off on this, and this is being handled, I assure you, very professionally.

Joe Spiegel

Great. I’ve got just two other quick questions. The first is, you guys talk a lot about the value of the public listing, but you said yourself it’s costing you $1.5 million. Now, we can all go and look at the present value of negative $1.5 million going out till infinity.

It seems to me that the value of the public listing is far less than your advisers are telling you. It’s a great drain. So I don’t think you should put too much weight on that.

The number two -- and then I guess that was a statement, not a question. But the question becomes, have you looked at NUCRYST and this situation there? The largest holder wanted a return of capital. NUCRYST was tremendously overcapitalized. And I believe they were going to have their special meeting, which they agreed to hold, and the vote’s tomorrow, and the chances are, I would say, 100% that NUCRYST shareholders will receive a return of capital. It will leave the company with plenty of cash to pursue their business objectives or have an acquirer acquire their programs.

What -- why do you guys feel that returning capital is an either/or? Capital -- a dollar in the bank is only worth a dollar. There’s no multiplier in acquisitions for money, for cash. Why not return capital to shareholders, give us $1.00 a share. BVF is happy. Your other shareholders are thrilled, and you still have more than enough money to run the business. Why is that not the top option?

Ken Chahine

It may very well be. We’re not saying that it’s not.

Joe Spiegel

If it’s the top option, do it. Just do it.

Ken Chahine

Well, but I mean (multiple speakers) I’m sorry. Did I get the -- is it “Joe”?

Joe Spiegel

Yes.

Ken Chahine

Joe, I mean, I don’t know this other company’s situation.

Joe Spiegel

Take a look, NCST.

Ken Chahine

That’s fine. I don’t know how long they were operating without sort of the business model. I want to just take a step back.

We are absolutely not dragging our feet. I think you can go back -- and I think you even said that in many ways we’re handling this in a professional and admirable way, because we aren’t dragging our feet, and so -- but this happened -- the third week of October is when we announced the data. We’ve restructured. We’ve cut costs. We’ve sold one asset, and we have just engaged the process. So -- and we said it’s going to take a month or two.

I’ve seen this play out many, many times. If we in the next month or two come to some decision as to where we are, we’re going to be at the very top of quick and efficient processes. So all we’re saying is, look, that may be very well the answer. And if that’s the answer, we will absolutely pursue it.

But I think -- we’ve been in this thing for two months, and I think we’ve had the strategic process for three or four weeks. So I don’t think it’s even been four weeks. I think it’s been like three weeks. So all we’re saying is that. We’ve had very honest discussions in the Board, and I can tell you unequivocally, the Board is not at a position where it says, it’s an M&A or bust. We’re definitely not that way.

But we’re saying, look, we’re in a very interesting situation where capital markets are obviously shut. Where would a company that they had just launched a product -- or was just about to launch a product -- where would they normally get their working capital? Well, normally they would go to the credit market. That would be the most efficient way, and that’s the least dilutive way for shareholders. And then they would launch a product and then repay that debt.

Well, that whole market is shut down, right? So (multiple speakers) I guess -- would you be completely opposed to the concept -- if we could have a Company that would be cash flow positive in the very near term and have revenues by the end of let’s say the year -- just throwing it out -- would that be something that you would absolutely not consider?

Joe Spiegel

Well guys, you have to understand. You are not a bank. You’re a biotechnology Company that unfortunately is seeing hard times. You can still run your business and still bring value to the shareholders through the AV411 program while returning capital to your investors. It doesn’t have to be either/or. But remember, you’re not a bank.

Ken Chahine

Understood. And I think we do have very strong expertise in identifying opportunities that are good. And all we’re saying is, we can present it if we find one. And if we do, great. And if not, we do not intend to be a bank. But a bank is also not -- doesn’t have the expertise we have.

So all we’re saying is, hey, if we can find an opportunity that makes sense -- and we may not -- then that’s fine. I mean, we’ll do that.

Again I want to continue to reiterate, we really -- there is absolutely no hidden agenda here. The Board is completely open. And if that is the best option, we can guarantee that we’re going to pursue it.

Joe Spiegel

Well, great. I appreciate you guys taking the time to explain all of this on the conference call. And like I said, a lot of companies wouldn’t even go that far. So I do think you are doing a good job. Do see what happens at NUCRYST. And do consider the fact that these are not either/or proposals. You can satisfy all your constituents.

Operator

At this time, there are no more questions in queue.

Ken Chahine

Great. So look. I want to thank everyone again for their time. I want to thank all of those for the questions. I really sincerely hope that we have addressed many of the questions. I can’t think of much that wasn’t addressed.

We are completely open, as we always have been, to speak to shareholders including BVF. Everyone knows how to reach us. Please feel free to reach out to us, and let’s continue to have productive discussions. Thank you.

Operator

Thank you for your participation in today’s conference. This concludes your presentation. You may now disconnect. And have a wonderful day.